VIA EDGAR

Mary Cascio

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Province of Alberta

Registration Statement under Schedule B

Filed September 15, 2016

File No. 333-213642

Dear Ms. Cascio:

On behalf of the Province of Alberta (the “Province”), we acknowledge receipt of the comment letter, dated October 12, 2016 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement under Schedule B (the “Registration Statement”). We submit this letter on behalf of the Province in response to the Comment Letter. For ease of reference, we have reproduced the Staff’s comments in bold type below followed by the Province’s response.

The Province today filed with the Commission, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Printed copies of the Registration Statement will be provided supplementally upon request.

General

1.	To the extent possible, please update all statistics and information in the registration statement and supplemental materials to provide the most recent data.

Response: In response to the Staff’s comment, the Province has updated information regarding outstanding debt in the footnotes on pages D-1 and D-6 of the Registration Statement. With those updates, the Province advises the Staff that the Registration Statement includes the most recent data available to the Province.

Economic Outlook, page 10

2.	Please disclose with greater specificity any material impact that the drop in oil prices has had on the energy sector and other sectors of the economy, or refer to where such information is located elsewhere in the registration statement.

Response: In response to the Staff’s comment, the Province has updated its disclosure. Please see page 10 of the Registration Statement for a description of the impact the drop in oil prices has had on the energy sector and other sectors of the economy.

3.	To the extent material, please describe in more detail the impact of fluctuations in the exchange rate with the U.S. dollar on Alberta’s economy.

Response: In response to the Staff’s comment, the Province has updated its disclosure. Please see page 12 of the Registration Statement for a description of the impact of fluctuations in the exchange rate with the U.S. dollar on the Province’s economy.

4.	Under the subheading “Export outlook weakens,” please update to provide more detailed disclosure of which other categories of exports have weakened significantly and discuss any material impact on the economy.

Response: In response to the Staff’s comment, the Province has updated its disclosure. Please see page 10 of the Registration Statement for disclosure regarding other categories of exports that have weakened significantly.

Annual Report 2015-2016

5.	With a view to disclosure, please advise as to whether the decision not to allow the Keystone Pipeline to be built in the United States will have a material impact on the Province, including on the transportation of its oil products.

Response: In response to the Staff’s comment, the Province has updated its disclosure. Please see page 12 of the Registration Statement for disclosure regarding the impact on the Province of the decision not to allow the Keystone Pipeline to be built.

6.	On page A-3 of the 2015-2016 Annual Report you mention you have announced a modernized royalty system. If material, please describe that system and how it differs from your current royalty system.

Response: In response to the Staff’s comment, the Province has updated its disclosure. Please see page 8 of the Registration Statement for a description of the system and how it differs from the Province’s current royalty system.

7.	In the section on Legal Actions on page A-48, you state the Province of Alberta has been named in 30 claims involving “aboriginal rights, Indian title and treaty rights.” Please briefly describe the nature of these claims.

Response: In response to the Staff’s comment, the Province has updated its disclosure. Please see page 18 of the Registration Statement for a description of the nature of these claims.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please contact me at 416-504-0522.

Very truly yours,

/s/ Christopher J. Cummings
Christopher J. Cummings

cc:	Lowell Epp

Province of Alberta

Christopher Ontkean

Province of Alberta

Michael Gluckman

Province of Alberta

Chris Williams

Province of Alberta